Exhibit G-1
                                                               Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), and its subsidiary The Cincinnati Gas & Electric Company, an Ohio corporation ("CG&E"; and together with Cinergy, "Applicants"), each with offices located at 139 East Fourth Street, Cincinnati, Ohio 45202, have jointly filed a Declaration on Form U-1 (the "Application") requesting Commission authorization pursuant to Sections 12(b), 12(d) and 12(f) of the Act and Rules 43, 44, 45 and 54 for CG&E to transfer (the "Transfer"), at net book value at closing, its ownership interest in three electric generating facilities, including certain realty and other improvements, equipment, assets, properties, facilities and rights associated therewith or ancillary thereto having a total nameplate capacity of 1105 megawatts ("MW") (collectively, the "Plants") to its subsidiary, The Union Light, Heat and Power Company ("ULH&P").1 At June 30, 2004, the Plants had a net book value of approximately $374 million (including construction work in progress of approximately $20.2 million).2.

         Cinergy was created in connection with the October 1994 merger between CG&E and the then-parent company of PSI Energy, Inc. ("PSI").3 Through CG&E, ULH&P and PSI,4 Cinergy provides retail electric and/or natural gas service to customers in southwestern Ohio, northern Kentucky and most of Indiana. In addition to its Midwestern-based utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of energy-related businesses. As of and for the six months ended June 30, 2004, Cinergy reported consolidated total assets of approximately $14.0 billion and consolidated total operating revenues of approximately $2.3 billion.

         CG&E is a combination electric and gas public utility holding company formed under Ohio law and engaged in the production, transmission, distribution and sale of electric energy and the sale and transportation of natural gas in the southwestern portion of Ohio and, through ULH&P, northern Kentucky. CG&E is exempt from registration under the Act pursuant to Section 3(a)(2) and Rule 2(b). The area served with electricity, gas, or both covers approximately 3,200 square miles, has an estimated population of two million people, and includes the cities of Cincinnati and Middletown in Ohio and Covington and Newport in Kentucky.5 Cinergy directly holds all the outstanding common stock of CG&E. The Public Utilities Commission of Ohio ("PUCO") regulates CG&E's retail sales of electricity and natural gas.6 CG&E's wholesale power sales and transmission services are regulated by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA"). CG&E currently provides ULH&P full requirements electric service under a long-term power sales agreement, FERC Rate Schedule No. 56 (the "Full Requirements PPA"). As of and for the six months ended June 30, 2004, CG&E reported consolidated total operating revenues of approximately $1.3 billion and consolidated total assets of approximately $5.9 billion.

         A direct wholly-owned subsidiary of CG&E formed under Kentucky law, ULH&P is engaged in the transmission, distribution, and sale of electric energy and the sale and transportation of natural gas in northern Kentucky. The area served with electricity, gas, or both covers approximately 500 square miles, has an estimated population of 330,000 people, and includes the cities of Covington and Newport in northern Kentucky. ULH&P owns no electric generating facilities, but rather historically has relied on CG&E for its full requirements of electric supply to serve its retail customers. ULH&P's retail sales of electricity and natural gas are regulated by the Kentucky Public Service Commission ("KPSC"). ULH&P has no wholesale customers. As of and for the six months ended June 30, 2004, ULH&P reported total operating revenues of approximately $187 million and total assets of approximately $444 million.

         CG&E proposes to transfer, and ULH&P intends to acquire, the Plants, which comprise CG&E's right, title and interest in and to the following three electric generating stations, together in each case with certain realty and other improvements, equipment, assets, properties, facilities (e.g., inventories of fuel, supplies, materials and spare parts) associated with or ancillary to each Plant. CG&E will retain all transmission facilities and generation step-up transformers ("GSUs") or other FERC-jurisdictional facilities physically connected to the Plants.

         East Bend. ULH&P will acquire CG&E's entire ownership share (447 MW nameplate rating) in the East Bend Generating Station ("East Bend"), a 648 MW (nameplate rating) coal-fired baseload station located in Rabbit Hash, Kentucky. East Bend is jointly owned by CG&E (69 percent) and The Dayton Power & Light Company ("DP&L") (31 percent). At June 30, 2004, the net book value of CG&E's ownership interest in East Bend was approximately $200 million (including construction work in progress ("CWIP") of approximately $4.6 million).

         Miami Fort 6. ULH&P also proposes to acquire Miami Fort Unit 6 ("Miami Fort 6"), a 168 MW (nameplate rating) coal-fired intermediate load generating unit located in North Bend, Ohio. Miami Fort 6 is wholly-owned by CG&E, but is part of the larger Miami Fort Generating Station, which is jointly owned by CG&E and DP&L. At June 30, 2004, Miami Fort 6 had a net book value of approximately $21 million (including CWIP of approximately $4.6 million).

         Woodsdale. Finally, ULH&P proposes to acquire the Woodsdale Generating Station ("Woodsdale"), a 490 MW (nameplate rating) dual-fuel combustion-turbine peaking station that operates on either natural gas or propane and is located in Trenton, Ohio. Woodsdale is wholly-owned by CG&E. At June 30, 2004, Woodsdale had a net book value of approximately $153 million (including CWIP of approximately $11 million).

         The Plants will be transferred at net book value at the closing of the Transfer, pursuant to the terms of separate, but substantially identical Asset Transfer Agreements.7 Applicants state that the Plants are in good operating condition and are directly interconnected to the Cinergy joint transmission system. Following the acquisition, ULH&P will also operate East Bend and Woodsdale,8, with assistance, provided at cost, (i) from Cinergy Services, Inc., Cinergy's service company subsidiary, in accordance with its Commission-approved utility service agreement and (ii) from CG&E, on an as-needed basis, pursuant to the exemption under Rule 87(a)(3).

         ULH&P will fund its acquisition of the Plants with debt and equity, in reliance on existing Commission authorization and/or the exemption for state commission-authorized financings under Rule 52(a). ULH&P anticipates the equity to be additional common stock and the debt to be long term debt with an expected maturity of less than 40 years. ULH&P may issue some or all of that long-term debt to CG&E. In finalizing the relative proportion of debt and equity, ULH&P will take into account applicable credit rating agency parameters for companies in its investment grade category.9

         In connection with the Transfer, CG&E and ULH&P will enter into (and in the case of the Full Requirements PPA terminate) certain FERC-jurisdictional agreements pursuant to Section 205 of the FPA (collectively, "FERC 205 Agreements"). The Purchase, Sale and Operation Agreement between CG&E and ULH&P ("PSOA") provides the terms and conditions pursuant to which the Plants will continue to be jointly dispatched with the generation resources of CG&E and PSI. By virtue of the PSOA, following the Transfer, the Plants will continue to be dispatched in exactly the same manner as they are today, i.e., jointly with CG&E's remaining generating facilities and PSI's generation. Second, pursuant to the Back-up Power Sale Agreement between CG&E and ULH&P, CG&E will sell back-up power to ULH&P in the event of a scheduled or forced outage at East Bend or Miami Fort 6.10 The Facilities Operation Agreement between CG&E and ULH&P provides the terms and conditions under which CG&E will provide ULH&P with the use of the various GSUs owned by CG&E and interconnected with the Plants. Finally, CG&E and ULH&P will file a notice of cancellation of the Full Requirements PPA upon closing of the transaction, as ULH&P no longer will require power under that agreement once it owns the Plants.

         Total fees and expenses in connection with the preparation and filing of the Application, and receipt of the Commission's order with respect thereto, are estimated not to exceed $5,000, consisting chiefly of outside counsel fees and expenses.

         With the exception of the KPSC which has issued its approval,11 no state or federal commission (other than the Commission), has jurisdiction over the Transfer.12

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




1 Applicant's state that by virtue of the Kentucky Public Service Commission's December 2003 order in Case No. 2003-00252, ULH&P's acquisition of the Plants is exempt from Commission jurisdiction under Sections 9(a)(1) and 10 of the Act pursuant to Section 9(b)(1).
2 "Net book value" as used herein means originalcost less accumulated depreciation. At closing, ULH&P shall also (i) compensate CG&E at cost for inventories, as of the closing date, of fuels, supplies, materials and spare parts of CG&E located at or in transit to the Plants and (ii) reimburse CG&E for all transaction costs incurred by CG&E or any of its affiliates in connection with the Transfer.
3 See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994.
4 PSI is engaged in the production, transmission, distribution, and sale of electric energy in north central, central, and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute. Cinergy directly holds all the outstanding common stock of PSI. PSI's retail electric services are regulated by the Indiana Utility Regulatory Commission, and its wholesale electric sales and transmission services are regulated by the Federal Energy Regulatory Commission. PSI will not acquire or divest any assets as a result of, nor will it otherwise participate in or be affected by, the Transfer.
5 In August 2004, CG&E consummated the sale to a nonaffiliate of its gas utility subsidiary, Lawrenceburg Gas Company, which provides local distribution service in and around Lawrenceburg, Indiana. See Cinergy Corp., et al., HCAR No. 27880, July 29, 2004. In addition to ULH&P, CG&E has one other utility subsidiary, Miami Power Corporation, whose business is limited to ownership of a 138 kilovolt transmission line extending from the Miami Fort Generating Station along the Ohio River in southwestern Ohio to a point near Madison, Indiana. CG&E has several immaterial nonutility subsidiaries.
6 Pursuant to Ohio's electric customer choice legislation which went into effect in January 2001, the PUCO has no approval authority over the sale by CG&E of the Plants or otherwise with respect to the Transfer.
7 At closing, ULH&P shall also (i) compensate CG&E at cost for inventories, as of the closing date, of fuels, supplies, materials and spare parts of CG&E located at or in transit to the Plants and (ii) reimburse CG&E for all transaction costs incurred by CG&E or any of its affiliates in connection with the Transfer.
8 CG&E will continue to operate Miami Fort 6.
9 ULH&P has Commission authority to issue debt with a maturity of two years or less in an aggregate principal amount not to exceed $65 million at any time outstanding, subject to certain terms and conditions, through June 30, 2006.
See Cinergy Corp., et al., HCAR No. 27429, Aug. 2, 2001.
10 Woodsdale is not covered by the Back-up Agreement because, as a peaking facility it will not operate for most hours of the year, and thus will not be relied on to meet ULH&P's base load requirements. ULH&P has determined to bid out its back-up requirements for East Bend and Miami Fort 6, and thus CG&E will only file for FERC approval of the Back-up Agreement in the event that it is the winning bidder.
11 In the Matter of the Application of The Union Light Heat and Power Company for a Certificate of Public Convenience to Acquire Certain Generation Resources and Related Property; for Approval of Certain Purchase Power Agreements; for Approval of Certain Accounting Treatment; and for Approval of Deviation from Requirements of KRS 278.2207 and 278.2213(6), Case No. 2003-00252 (Dec. 5,
2003).
12 Applicants state that the FERC has jurisdiction over the FERC 205 Agreements but not the Transfer.